UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On May 27, 2026, The Bank of N.T. Butterfield & Son Limited (the “Company”), entered into a share purchase agreement (the “Purchase Agreement”) with Canadian Imperial Bank of Commerce (“CIBC”) and CIBC Investments (Cayman) Limited (“CICL” or “CIBC Holdco” and, together with CIBC, the “CIBC Parties”) providing for the acquisition of the CIBC Parties’ interest in CIBC Caribbean Bank Limited (“CIBC Caribbean”).

Pursuant to the terms of the Purchase Agreement, and upon the terms and subject to the conditions set forth therein, CIBC has agreed to sell, assign, transfer and deliver to the Company, and the Company has agreed to purchase and accept from CIBC, all of the issued and outstanding ordinary shares of CIBC Holdco (the “Share Purchase”). CIBC Holdco is the record owner of approximately 91.67% of the issued and outstanding common shares of CIBC Caribbean (the “CIBC Caribbean Shares”).

At the closing of the Share Purchase (the “Closing”), the Company will pay or issue to CIBC (or its applicable affiliate) aggregate consideration comprised of (i) 11,577,367 ordinary shares, par value BD$0.01 per share, of the Company (the “Ordinary Shares”), representing an exchange ratio of 0.008008 of an Ordinary Share for each CIBC Caribbean Share held by CIBC Holdco, and (ii) cash consideration of US$0.6918 for each CIBC Caribbean Share held by CIBC Holdco, subject to reduction for certain transaction expenses. On an aggregate basis and before any such deductions, the cash consideration would total US$1.091 billion (collectively, the “Purchase Price”). The Ordinary Shares issuable pursuant to the Purchase Agreement will be offered and sold in transactions not involving a public offering and will be issued in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the Share Purchase, the Company will commence a mandatory take-over bid for the remaining 8.33% of the CIBC Caribbean Shares held by minority shareholders (the “Takeover Bid”) in accordance with applicable law. CIBC Caribbean’s minority shareholders will be offered equivalent economic terms to CIBC and will also have the option to elect to receive up to 100% of their consideration in Ordinary Shares. To the extent permissible under applicable law, the Company plans to ultimately seek full ownership of CIBC Caribbean, including through any related compulsory acquisition, squeeze-out or similar process (the Takeover Bid and any such related transactions, collectively, the “Takeover Transactions”). Assuming CIBC Caribbean’s minority shareholders elect the same mix of cash and shares as CIBC, they are expected to collectively own approximately 2% of the Company.

The Purchase Agreement contains customary representations and warranties of the Company and the CIBC Parties, including representations and warranties relating to CIBC Caribbean made by the CIBC Parties, the parties have agreed to customary covenants, including, among others, covenants relating to (i) the conduct of their respective businesses during the period between the execution of the Purchase Agreement and the Closing, (ii) non-solicitation obligations relating to alternative acquisition proposals, and (iii) in the case of the Company, its obligation to call a meeting of its shareholders to approve the issuance of the Ordinary Shares in the Share Purchase and in connection with the Takeover Transactions (the “Company Share Issuance”) pursuant to applicable New York Stock Exchange (“NYSE”) listing rules. The parties have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Purchase Agreement.

The completion of the Share Purchase is subject to customary conditions, including (i) approval by the Company’s shareholders of the Company Share Issuance, (ii) receipt of required regulatory approvals or non-objections, as applicable, (iii) authorization for listing on the NYSE and, to the extent required under applicable law or binding rule or regulation on the Bermuda Stock Exchange of the Ordinary Shares to be issued in the Company Share Issuance, and (iv) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Share Purchase or any of the other transactions contemplated by the Purchase Agreement or making the completion of the Share Purchase or any such other transactions illegal. Each party’s obligation to complete the Share Purchase and the transactions contemplated by the Purchase Agreement is also subject to certain additional customary conditions including, subject to certain exceptions, the accuracy of the representations and warranties of the other party and performance in all material respects by the other party of its obligations under the Purchase Agreement.

The Purchase Agreement also includes covenants that will apply at or following the Closing relating to employee matters and maintenance of employee benefits, non-competition obligations of CIBC and its affiliates and reciprocal employee and customer non-solicitation obligations of the parties. The Purchase Agreement further contemplates that the Company and CIBC will enter into a transition services agreement at the Closing having a term of up to twenty-four (24) months, pursuant to which CIBC will provide certain transition services to the Company and CIBC Caribbean. In addition, the Purchase Agreement contemplates certain specific indemnification obligations of the parties, subject to limitations and procedures set forth in the Purchase Agreement.

The Company expects to finance a portion of the cash consideration and related fees and expenses through the issuance and sale of subordinated notes or other subordinated debt securities (the “Subordinated Debt Financing”). Under the Purchase Agreement, the CIBC Parties have agreed to use their reasonable best efforts, and cause CIBC Caribbean to use its reasonable best efforts, to provide customary cooperation and assistance to the Company in arranging, marketing and consummating the Subordinated Debt Financing.

The representations, warranties and covenants of each party set forth in the Purchase Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Purchase Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

Shareholder Agreement

In connection with the Closing, the Company and CIBC will enter into a shareholder agreement, substantially in the form attached as Exhibit A to the Purchase Agreement (the “Shareholder Agreement“), relating to CIBC’s ownership of Ordinary Shares following the Closing and other related matters. CIBC is expected to beneficially own approximately 22.3% of the Company’s issued and outstanding Ordinary Shares following completion of the Share Purchase.

The form of Shareholder Agreement provides that, subject to applicable law, stock exchange requirements, regulatory requirements and the Company’s governance policies, CIBC will have the right to designate two nominees to the Company’s Board of Directors depending on CIBC’s ownership percentage and to have CIBC-designated directors serve on specified committees of the Company’s Board of Directors. The Shareholder Agreement also includes customary standstill, voting, transfer and registration rights provisions and restrictions, including staged transfer restrictions on the Ordinary Shares issued to CIBC in the transaction, pursuant to which 25% of such Ordinary Shares will become transferable three months after Closing and an additional 25% will become transferable every six months thereafter, such that all such Ordinary Shares will become transferable twenty one (21) months after Closing, in each case subject to specified exceptions and restrictions. The Shareholder Agreement also provides for a 24.9% cap on CIBC’s beneficial ownership of Ordinary Shares, as well as customary shelf, demand and piggyback registration rights. The Shareholder Agreement will terminate immediately when the aggregate ownership percentage of CIBC and its affiliates ceases to be at least 5%.

The foregoing descriptions of the Purchase Agreement, the Share Purchase and the Shareholder Agreement and the other transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, including the form of Shareholder Agreement attached as Exhibit A thereto, which are filed as Exhibits 2.1 and 10.1 hereto and incorporated herein by reference.

On May 28, 2026, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

On May 28, 2026, the Company issued an investor presentation relating to the transaction contemplated by the Purchase Agreement. A copy of the investor presentation is furnished as Exhibit 99.2 to this Form 6-K.

FORWARD-LOOKING STATEMENTS

Certain of the statements made in this Form 6-K are forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts and include statements with respect to, among other things, our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation statements regarding the proposed acquisition of CIBC Caribbean by Bank of N.T. Butterfield & Son Limited (“Butterfield”); the expected timing, structure, terms and completion of the proposed transaction; the expected form and mix of consideration, including the issuance of Butterfield ordinary shares; any acquisition of shares from minority shareholders of CIBC Caribbean or related compulsory acquisition, squeeze-out or similar process; the expected ownership, governance, management, capital, regulatory and operating profile of Butterfield following the proposed transaction; the expected financing of the proposed transaction, including the amount, terms and timing of the proposed subordinated debt financing; and the anticipated benefits of the proposed transaction, including expected scale, diversification, cost savings, synergies, earnings accretion, tangible book value per share accretion, capital generation, regulatory capital ratios, risk-weighted assets, liquidity, deposit mix, market position and other financial and operating impacts.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Butterfield’s control, which may cause the actual results, performance, capital, ownership, financial condition or achievements of Butterfield to be materially different from future results, performance, capital, ownership, financial condition or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: Butterfield’s ability to successfully complete the proposed acquisition of CIBC Caribbean on the anticipated terms or timeline or at all; Butterfield’s ability to realize the anticipated benefits of the proposed transaction in the expected timeframes or at all, including cost savings, synergies, balance sheet and capital optimization initiatives, earnings accretion, and tangible book value per share accretion; Butterfield’s ability to successfully integrate CIBC Caribbean’s businesses, operations, systems, controls, compliance programs, risk management framework, personnel and culture into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied or waived; the failure to obtain required shareholder, regulatory, governmental, securities exchange, exchange-control or other approvals, or delays in obtaining such approvals; the risk that such approvals may result in the imposition of conditions, restrictions or requirements that could adversely affect Butterfield, CIBC Caribbean or the expected benefits of the proposed transaction, potentially materially or that any proposed conditions, restrictions or requirements or; other actions of regulatory or governmental bodies or securities exchanges could delay or prevent the closing of the proposed transactions; the risk that any minority shareholder offer, compulsory acquisition, squeeze-out or similar process is delayed, not completed or completed on different terms than expected; revenues following the proposed transaction being lower than expected; operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients, depositors, vendors, suppliers, regulators and other business partners, being greater than expected; risks associated with the disruption of management’s attention from Butterfield’s ongoing business operations due to the proposed transaction; reputational risks and potential adverse reactions to the announcement, pendency or completion of the proposed transaction; the outcome of any legal, regulatory or shareholder proceedings, inquiries or investigations that may be instituted or arise in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected transaction, integration, restructuring, financing, litigation, regulatory, tax, accounting or other costs; dilution caused by the issuance of additional Butterfield ordinary shares in connection with the proposed transaction; changes in Butterfield’s share price, interest rates, foreign exchange rates, capital markets or other market conditions that may affect the transaction financing or expected financial impacts of the proposed transaction; the risk that any subordinated debt or other transaction financing is not obtained on the expected terms, timing or at all; and the risk that assumptions underlying pro forma financial information, purchase accounting, credit marks, fair value marks, integration costs, cost savings, synergies, capital ratios, earnings accretion, tangible book value per share accretion, return metrics and other financial impacts prove to be inaccurate.

Other factors that may impact Butterfield’s future results, performance, financial condition or achievements include worldwide and regional economic conditions, including economic growth and general business conditions in Bermuda, the Cayman Islands, Barbados, The Bahamas, Turks and Caicos, Trinidad and Tobago, the broader Atlantic, Caribbean and other markets in which Butterfield or CIBC Caribbean operates; fluctuations in interest rates, inflation, monetary policy, foreign exchange rates, capital markets, tourism, real estate markets and sovereign credit ratings, including a decline in Bermuda’s sovereign credit rating; any sudden liquidity crisis; changes in customer behavior, including customer borrowing, repayment, investment and deposit practices; unfavorable developments concerning asset quality, credit quality, loan losses, non-performing loans, collateral values, loan concentrations, sovereign exposures, residential mortgage risk weighting, reserves, funding costs, liquidity and deposit flows; competitive product and pricing pressures; security risks, including cybersecurity, data privacy, fraud, financial crime, anti-money laundering and sanctions risks; the impact, extent and timing of technological changes, systems conversions and operational resilience initiatives; risks relating to the success of Butterfield’s updated systems and platforms; capital management activities; changes in laws, regulations, accounting standards, tax laws, regulatory capital or liquidity requirements and supervisory expectations; potential impacts of climate change, hurricanes and other natural disasters; compliance with regulatory requirements; and other factors.

Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this Form 6-K are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F and in any subsequent reports furnished or filed with the Securities and Exchange Commission ("SEC"). Such reports are available upon request from Butterfield, or from the SEC including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield is based only on information currently available and speaks only as of the date on which it is made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

EXHIBIT INDEX

Exhibit	Description
2.1	Share Purchase Agreement, dated May 27, 2026, by and among The Bank of N.T. Butterfield & Son, Canadian Imperial Bank of Commerce and CIBC Investments (Cayman) Limited. †*
10.1	Form of Shareholder Agreement (included as Exhibit A to the Share Purchase Agreement).
99.1	Press Release - Butterfield Announces Agreement to Acquire Control of CIBC Caribbean
99.2	Investor Presentation - Butterfield Announces Agreement to Acquire Control of CIBC Caribbean

† Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission.
* Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Michael Schrum
	Name:	Michael Schrum
	Title:	President & Group Chief Financial Officer